Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos.

333-277166 and 333-277166-01

PRICING TERM SHEET

May 18, 2026

American Water Capital Corp.

American Water Works Company, Inc.

$500,000,000 4.625% Senior Notes due 2029

Issuer:	American Water Capital Corp.

Support Provider:	American Water Works Company, Inc.

Security:	4.625% Senior Notes due 2029

Size:	$500,000,000

Trade Date:	May 18, 2026

Settlement Date:	May 20, 2026 (T+2)*

Maturity Date:	June 1, 2029

Benchmark Treasury:	UST 3.875% due May 15, 2029

Benchmark Treasury Yield:	4.139%

Spread to Benchmark Treasury:	+50 bps

Yield to Maturity:	4.639%

Coupon:	4.625%

Price to Public:	99.959% of the principal amount

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2026

Redemption Provisions:

Make-whole call:	Treasury Rate +10 bps

Par call:	On or after May 1, 2029

CUSIP:	03040W BJ3

ISIN:	US03040WBJ36

Ratings(1):	Baa1 (stable outlook) / A (stable outlook) (Moody’s/S&P)

Joint Book-Running Managers:

BofA Securities, Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Sr. Co-Managers:	Huntington Securities, Inc. Regions Securities LLC Scotia Capital (USA) Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Loop Capital Markets LLC

Jr. Co-Managers:	Academy Securities, Inc. Independence Point Securities LLC Roberts & Ryan, Inc.

(1)

Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The term “Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated May 18, 2026.

*

The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the second business day following the date of the prospectus supplement, or “T+2”. Trades of securities in the secondary market generally are required to settle in one business day, referred to as T+1, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the notes will not be made on a T+1 basis, investors who wish to trade the notes prior to the first business day before delivery of the notes will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors in the notes who wish to trade the notes on any date prior to the first business day before delivery should consult their own advisors.

The Issuer and the Support Provider have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer and the Support Provider have filed with the SEC for more complete information about the Issuer, the Support Provider and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, RBC Capital Markets, LLC toll free at (866) 375-6829, or Wells Fargo Securities, LLC toll free at 1-800-645-3751.